UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                             ML Media Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   55307J 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Scott T. Larson
                         Madison Avenue Investment Partners, LLC
                       6143 South Willow Drive, Suite 200
                           Greenwood Village, CO 80111
                                 (303) 957-4298
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            December 3, 4 and 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R.ss.240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17
C.F.R. 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R.ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Liquidity Investors 112, LLC 88-0472173

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]

6.   Citizenship or Place of Organization
         Delaware



Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           1,456
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       1,456


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,456

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
       less than 1%


14.    Type of Reporting Person (See Instructions)
         OO *
       * The Reporting Person is a limited liability company.

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         ISA Partnership Liquidity Investors
         13-3989182

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           1,079
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       1,079

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,079

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]



13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         PN

CUSIP No.    55307J 10 2
          -----------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Liquidity Investors 104, LLC
         13-4022656

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power               6
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power           6

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         6

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Liquidity Investors 110, LLC
         13-3959673

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [ X ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           1,935
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       1,935

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,935

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         1.0%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Liquidity Investors 103, LLC
         13-4022654

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power              27
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power          27

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         27

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Liquidity Investors 111, LLC
         88-0471166

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power             830
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power         830

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         830

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Liquidity Investors 115, LLC
         88-0486682

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power             465
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power         465

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         465

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Liquidity Investors 100, LLC
         13-3971264

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           3,722
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       3,722

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         3,722

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         2.0%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Value Fund, LLC
         88-4077105

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         WC

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           1,456
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       1,456

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,456

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Avenue Capital Group III, LLC
         13-4049859

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power             1,079
Units
Beneficially 8.   Shared Voting Power               0
Owned by
Each         9.   Sole Dispositive Power        1,079
Reporting
Person With 10.  Shared Dispositive Power           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,079

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Realty Partners 7, LLC
         13-4002118

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           1,079
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       1,079

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,079

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison/OHI Liquidity Investors, LLC
         13-7167955

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         WC

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power             1,941
Units
Beneficially 8.   Shared Voting Power               0
Owned by
Each         9.   Sole Dispositive Power        1,941
Reporting
Person With 10.  Shared Dispositive Power           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,941

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         1.0%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison/WP Value Fund IV, LLC
         13-4022665

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         WC

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power              27
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power          27

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         27

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison/WP Value Fund V, LLC
         88-0470810

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         WC

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power             830
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power         830

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         830

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison/WP Value Fund VI, LLC
         88-0486683

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         WC

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power             465
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power         465

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         465

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Investment Partners 11, LLC
         88-0472172

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           1,456
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       1,456

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,456

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         less than 1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Madison Avenue Investment Partners, LLC
         13-3959673

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power             6,500
Units
Beneficially 8.   Shared Voting Power           1,079
Owned by
Each         9.   Sole Dispositive Power        6,500
Reporting
Person With 10.  Shared Dispositive Power       1,079

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,579

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         4.0%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         First Equity Realty, LLC
         13-3827931

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         New York


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           9,520
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       9,520

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         9,520

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         5.1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         The Harmony Group II, LLC
         13-3959664

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         Delaware


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           9,520
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       9,520

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         9,520

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         5.1%

14.  Type of Reporting Person (See Instructions)
         OO*
         *The Reporting Person is a limited liability company

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Ronald M. Dickerman

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         United States of America


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           9,520
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       9,520

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         9,520

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         5.1%

14.  Type of Reporting Person (See Instructions)
         IN

CUSIP No.    55307J 10 2
          -----------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Bryan E. Gordon

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [   ]
     (b)   [ X ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
         AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)..............................[   ]


6.   Citizenship or Place of Organization
         United States of America


Number of    7.   Sole Voting Power                 0
Units
Beneficially 8.   Shared Voting Power           9,520
Owned by
Each         9.   Sole Dispositive Power            0
Reporting
Person With 10.  Shared Dispositive Power       9,520

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         9,520

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...........................[   ]


13.  Percent of Class Represented by Amount in Row (11)
         5.1%

14.  Type of Reporting Person (See Instructions)
         IN

Item 1.    Security and Issuer

         The name of the issuer is ML Media Partners, L.P. (the "Partnership"). The address of the Partnership's principal executive offices is World Financial Center, South Tower, 8th Floor, New York, NY 10080-6108.


Item 2.    Identity and Background

ITEM 2(A)  NAMES OF PERSONS FILING:

         The names of the persons filing this Schedule 13D are Madison Liquidity Investors 112, LLC, a Delaware limited liability company ("MLI 112"), ISA Partnership Liquidity Investors, a Delaware general partnership ("ISAPL"), Madison Liquidity Investors 104, LLC, a Delaware limited liability company ("MLI 104"), Madison Liquidity Investors 110, LLC, a Delaware limited liability company ("MLI 110"), Madison Liquidity Investors 103, LLC, a Delaware limited liability company ("MLI 103"), Madison Liquidity Investors 111, LLC, a Delaware limited liability company ("MLI 111"), Madison Liquidity Investors 115, LLC, a Delaware limited liability company ("MLI 115"), Madison Liquidity Investors 100, LLC, a Delaware limited liability company ("MLI 100"), Madison Value Fund, LLC, a Delaware limited liability company ("MVF"), Madison Avenue Capital Group III, LLC, a Delaware limited liability company ("MACG"), Madison Realty Partners 7, LLC, a Delaware limited liability company ("MRP 7"), Madison/OHI Liquidity Investors, LLC, a Delaware limited liability company ("MOHI"), Madison/WP Value Fund IV, LLC, a Delaware limited liability company ("MWPVF IV"), Madison/WP Value Fund V, LLC, a Delaware limited liability company ("MWPVF V"), Madison/WP Value Fund VI, LLC, a Delaware limited liability company ("MWPVF VI"), Madison Investment Partners 11, LLC, a Delaware limited liability company ("MIP 11"), Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"), First Equity Realty, LLC, a New York limited liability company ("First Equity"), The Harmony Group II, LLC, a Delaware limited liability company ("Harmony"), Ronald M. Dickerman and Bryan E. Gordon (collectively, the "Reporting Persons").

         The controlling member of MLI 112 is MVF. The controlling general partners of ISAPL are MACG and MRP 7. The controlling member of MLI 104 and MLI 110 is MOHI. The controlling member of MLI 103 is MWPVF IV. The controlling member of MLI 111 is MWPVF V. The controlling member of MLI 115 is MWPVF VI. The controlling member of MVF is MIP 11. The controlling member of MLI 100, MWPVF IV, MWPVF V, MWPVF VI, MRP 7 and MIP 11 is MAIP. The controlling members of MACG, MOHI and MAIP are First Equity, of which Mr. Dickerman is the Managing Member, and Harmony, of which Mr. Gordon is the Managing Member.

         The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The business address of each of the Reporting Persons except First Equity and Mr. Dickerman is P.O. Box 7533, Incline Village, Nevada 89452. The business address of First Equity and Mr. Dickerman is 555 Fifth Avenue, 9th Floor, New York, New York 10017.

ITEM 2(C)  PRINCIPAL BUSINESS OR OCCUPATION:

         Each of the Reporting Persons that is an entity is an investment vehicle. Mr. Gordon is a private investor and the Managing Director of Harmony. Mr. Dickerman is a private investor and the Managing Director of First Equity.

ITEMS 2(D) AND (E)  LEGAL PROCEEDINGS:

         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(F)  CITIZENSHIP:

         See Item 2(A) above. Each of Mr. Dickerman and Mr. Gordon is a citizen of the United States of America.


Item 3.    Source and Amount of Funds or Other Consideration

         On December 3, 2001, the Reporting Persons closed the purchase of 10 Units, which increased the Reporting Persons' ownership of Units over the 5% level. The purchase price for these Units was $7,500, or $750 per Unit. The Reporting Persons had previously acquired a total of 9,458 Units for a total purchase price of approximately $7.31 million. On December 4 and 5, 2001, MLI 112 acquired an additional 40 Units for a purchase price of $30,000, or $750 per Unit, and MLI 115 acquired an additional 12 Units for a purchase price of $9,000, or $750 per Unit. As of December 6, 2001, the Reporting Persons own an aggregate of 9,520 Units, or approximately 5.1% of the outstanding Units, for which they have paid or agreed to pay an aggregate purchase price of approximately $7.36 million.

         Working capital of MVF was used to pay the purchase price for the Units acquired on December 3, 2001. Working capital of MVF, MOHI, MWPVF IV, MWPVF V and MWPVF VI was used to pay the purchase price for the other Units beneficially owned by the Reporting Persons.


Item 4.    Purpose of Transaction

         The Reporting Persons have entered into the transactions described in this Schedule 13D for investment purposes and to strengthen their relationship with the Partnership. The Reporting Persons expect to continue to review the business prospects of the Partnership, along with market conditions, economic conditions and other relevant factors. Based upon these factors, the Reporting Persons may decide to acquire additional Units, retain their ownership of Units at the current level, or dispose of some or all of the Units owned by them. If the Reporting Persons determine to increase their ownership of Units, the Reporting Persons may purchase by private purchase, in the open market, by tender offer or otherwise, additional Units of the Partnership. The Reporting Persons also may acquire or seek to acquire control of the Partnership by merger, proxy solicitation, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as they may consider desirable. The amount, timing and conditions of any acquisition or disposition of Units by the Reporting Persons will depend upon the continuing assessment by the Reporting Persons of all relevant factors, including without limitation economic conditions, securities market conditions, the availability and nature of opportunities to acquire or dispose of Units and other business and investment opportunities available to the Reporting Persons.

         Except as described above, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans or proposals of a type requiring disclosure under Item 4(b) of Schedule 13D.


Item 5.    Interest in Securities of the Issuer

ITEMS 5(A) AND (B)  BENEFICIAL OWNERSHIP:

         As of December 6, 2001, the Reporting Persons beneficially own an aggregate of 9,520 Units. This represents beneficial ownership of approximately 5.1% of the issued and outstanding Units. In the aggregate, the Reporting Persons have:

         (i) Sole power to vote or to direct the vote of 9,520 Units; (ii) Shared power to vote or to direct the vote of 9,520 Units; (iii) Sole power to dispose or to direct the disposition of 9,520 Units; and (iv) Shared power to dispose or to direct the disposition of: 9,520 Units.

Individual beneficial ownership for each Reporting Person is listed on the cover pages.

ITEM 5(C)  TRANSACTIONS IN PAST SIXTY DAYS:

         From October 5, 2001 through December 5, 2001, the Reporting Persons acquired a total of 1,256 Units, or approximately 0.7% of the outstanding Units, for an aggregate purchase price of approximately $0.9 million. These acquisitions involved 82 transactions with individual sellers of Units at an average purchase price of $750 per Unit.

ITEM 5(D)  RIGHT TO RECEIVE DIVIDENDS OR PROCEEDS:

         Non-controlling partners or members of each Reporting Person that is an entity may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Units beneficially owned by such Reporting Person. Except for such non-controlling partners or members, each of the Reporting Persons affirms that, to the best of its knowledge, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units.

ITEM 5(E)  BENEFICIAL OWNERSHIP OF LESS THAN FIVE PERCENT:

                                 Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Persons have acquired their Units of the Partnership by entering into Agreements of Assignment and Transfer for Limited Partnership Interests in ML Media Partners ("Agreements") with the various sellers of the

Units. The Agreements provide for the purchase and sale of specific Units at a specific purchase price. The Agreement dated as of December 3, 2001, between Madison Liquidity Investors, LLC and UAD 7/31/90 by C. Richard Johnson is attached as Exhibit 1 to this Schedule 13D. The terms of this Agreement are representative of the terms of the other Agreements.


Item 7.    Material to Be Filed as Exhibits

         1. Agreement of Assignment and Transfer for Limited Partnership Interests in ML Media Partners, dated as of December 3, 2001, by and between Madison Liquidity Investors, LLC and UAD 7/31/90 by
              C. Richard Johnson.

         2.   Joint Filing Agreement.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  December 11, 2001


MADISON LIQUIDITY INVESTORS               ISA PARTNERSHIP LIQUIDITY
112, LLC                                  INVESTORS
By:   Madison Value Fund, LLC             By:  Madison Avenue Capital Group III,
      Its Managing Member                      LLC, Its General Partner
By:   Madison Investment Partners, LLC    By:  The Harmony Group II, LLC
      Its Managing Member                      Its Managing Member
By:   Madison Avenue Investment Partners,
      LLC, Its Managing Member
By:   The Harmony Group II, LLC           By:      /s/ Bryan E. Gordon
      Its Managing Member                    -----------------------------------
                                              Bryan E. Gordon, Managing Director


By:      /s/ Bryan E. Gordon
   ------------------------------------
     Bryan E. Gordon, Managing Director


MADISON LIQUIDITY INVESTORS               MADISON LIQUIDITY INVESTORS
104, LLC                                  110, LLC
By:   Madison/OHI Liquidity Investors,    By:  Madison/OHI Liquidity Investors,
      LLC, Its Managing Member                 LLC, Its Managing Member
By:   The Harmony Group II, LLC           By:  The Harmony Group II, LLC
      Its Managing Member                      Its Managing Member


By:      /s/ Bryan E. Gordon              By:  /s/ Bryan E. Gordon
   ------------------------------------     ------------------------------------
     Bryan E. Gordon, Managing Director     Bryan E. Gordon, Managing Director


MADISON LIQUIDITY INVESTORS               MADISON LIQUIDITY INVESTORS
103, LLC                                  111, LLC
By:   Madison/WP Value Fund IV, LLC       By:  Madison/WP Value Fund V, LLC
      Its Managing Member                      Its Managing Member
By:   Madison Avenue Investment Partners, By:  Madison Avenue Investment
      LLC, Its Managing Member                 Partners LLC, Its Managing Member
By:   The Harmony Group II, LLC           By:  The Harmony Group II, LLC
      Its Managing Member                      Its Managing Member


By:      /s/ Bryan E. Gordon              By:      /s/ Bryan E. Gordon
   ------------------------------------      -----------------------------------
     Bryan E. Gordon, Managing Director      Bryan E. Gordon, Managing Director

MADISON LIQUIDITY INVESTORS               MADISON LIQUIDITY INVESTORS
115, LLC                                  100, LLC
By:   Madison/WP Value Fund VI, LLC       By:  Madison Avenue Investment
      Its Managing Member                      Partners, LLC, Its Managing
By:   Madison Avenue Investment Partners,      Member
      LLC, Its Managing Member            By:  The Harmony Group II, LLC
By:   The Harmony Group II, LLC                Its Managing Member
      Its Managing Member


By:      /s/ Bryan E. Gordon              By:      /s/ Bryan E. Gordon
   ------------------------------------      -----------------------------------
Bryan E. Gordon, Managing Director           Bryan E. Gordon, Managing Director


                                          MADISON VALUE FUND, LLC
                                          By: Madison Investment Partners 11,
                                              LLC, Its Managing Member
MADISON AVENUE CAPITAL                    By: Madison Avenue Investment Partners
GROUP III, LLC                                LLC, Its Managing Member
By:   The Harmony Group II, LLC               By: The Harmony Group II, LLC
      Its Managing Member                     Its Managing Member



By:      /s/ Bryan E. Gordon              By:      /s/ Bryan E. Gordon
   ------------------------------------      -----------------------------------
     Bryan E. Gordon, Managing Director      Bryan E. Gordon, Managing Director


MADISON/OHI LIQUIDITY                      MADISON/WP VALUE FUND
INVESTORS, LLC                             IV, LLC
By:   The Harmony Group II, LLC            By:  Madison Avenue Investment
      Its Managing Member                       Partners, LLC, Its Managing
                                                Member
                                           By:  The Harmony Group II, LLC
                                                Its Managing Member
By:      /s/ Bryan E. Gordon
   ------------------------------------
     Bryan E. Gordon, Managing Director
                                           By:      /s/ Bryan E. Gordon
                                              ----------------------------------
                                              Bryan E. Gordon, Managing Director


MADISON/WP VALUE FUND                      MADISON/WP VALUE FUND
V, LLC                                     VI, LLC
By:   Madison Avenue Investment Partners   By:  Madison Avenue Investment
      LLC, Its Managing Member                  Partners, LLC, Its Managing
                                                Member
By:   The Harmony Group II, LLC            By:  The Harmony Group II, LLC
      Its Managing Member                       Its Managing Member


By:      /s/ Bryan E. Gordon               By:      /s/ Bryan E. Gordon
   ------------------------------------       ---------------------------------
     Bryan E. Gordon, Managing Director       Bryan E. Gordon, Managing Director

MADISON REALTY PARTNERS                    MADISON AVENUE INVESTMENT
7, LLC                                     PARTNERS, LLC
By:   Madison Avenue Investment Partners,  By:  The Harmony Group II, LLC
      LLC, Its Managing Member                  Its Managing Member
By:   The Harmony Group II, LLC
      Its Managing Member
                                           By:      /s/ Bryan E. Gordon
                                              ----------------------------------
                                              Bryan E. Gordon, Managing Director
By:      /s/ Bryan E. Gordon
   -----------------------------------------
     Bryan E. Gordon, Managing Director


MADISON INVESTMENT PARTNERS 11,
LLC
By:   Madison Avenue Investment Partners,
      LLC, Its Managing Member
By:   The Harmony Group II, LLC
      Its Managing Member


By:      /s/ Bryan E. Gordon
   -----------------------------------------
     Bryan E. Gordon, Managing Director


FIRST EQUITY REALTY, LLC                   THE HARMONY GROUP II, LLC


By:      /s/ Ronald M. Dickerman           By:      /s/ Bryan E. Gordon
   ---------------------------------          ----------------------------------
   Ronald M. Dickerman, Managing Director     Bryan E. Gordon, Managing Director


   /s/ Ronald M. Dickerman                          /s/ Bryan E. Gordon
------------------------------------       -------------------------------------
Ronald M. Dickerman                        Bryan E. Gordon


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    Exhibit 1

              AGREEMENT of ASSIGNMENT and TRANSFER               TAID# 101232076

                      For Limited Partnership Interests in

                                ML Media Partners

1.   Offer of Units; Agreement to Transfer
I, the undersigned, hereby offer (the "Offer") to sell to Madison Liquidity Investors, LLC, or the affiliate designated on the lower left corner of page 4 of this contract, (such purchasing entity is hereafter referred to as "Madison") 10 limited partnership interests (including any certificates or depositary receipts evidencing such interests) (the "Units") in ML Media Partners, (the "Partnership"), for $750.00 per Unit cash (reduced by the amount of (i) any transfer fee payable to the Partnership in respect of the Units tendered hereby and (ii) any cash distributions made to me by the Partnership on or after 10/30/01.


Subject to, and effective upon, acceptance of my Offer by Madison and payments for the Units offered hereby in accordance with the terms and subject to the conditions of this Agreement of Assignment and Transfer, I hereby sell, assign, transfer, convey and deliver (the "Transfer") to Madison, all of my right, title and interest in and to the Units and any and all cash or non-cash distributions, other Units, or other securities issued or issuable in respect thereof on or after 10/30/01, including, without limitations, all rights in, and claims to, any Partnership profits and losses, cash distributions, voting rights and other benefits of any nature whatsoever distributable or allocable to the Units under the Partnership's limited partnership agreement (the "Partnership Agreement"),
(i) unconditionally to the extent that the rights appurtenant to the Units may be transferred and conveyed without the consent of the general partner(s) of the Partnership (the "General Partner"), and (ii) in the event that Madison elects to become a substituted limited partner of the Partnership, subject to the consent of the General Partner to the extent such consent may be required in order for Madison to become a substituted limited partner of the Partnership.


It is my intention that Madison, if it so elects, succeed my interest as a substituted limited partner, as described in the Partnership Agreement, in my place with respect to the transferred Units. It is my understanding, and I hereby acknowledge and agree, that Madison shall be entitled to receive (i) all distributions of cash or other property from the Partnership attributable to the transferred Units that are made on or after 10/30/01, including, without limitation, all distributions or cash from operations and capital proceeds, without regard to whether the applicable sale, financing, refinancing or other disposition took place before or after the transfer and (ii) all proceeds that are paid on or after 10/30/01 from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the limited partners with respect to the transferred Units, regardless of when the claims brought pursuant to such action accrued. It is my further understanding, and I further acknowledge and agree, that, subject to Madison's acceptance of the Offer, the taxable income and taxable loss attributable to the transferred Units with respect to the taxable period in which the transfer occurs shall be divided among and allocated between me and Madison as provided in the Partnership Agreement, or in accordance with such other lawful allocation methodology as may be agreed upon by the Partnership and Madison.


2.   Power of Attorney
Effective upon Madison's acceptance of the Offer, I hereby irrevocably constitute and appoint Madison as my true and lawful agent and attorney-in-fact with respect to the Units, with full power of substitution (such as power of attorney being deemed to be an irrevocable power coupled with an interest), to
(i) vote or act in such a manner as any such attorney-in-fact shall, in its sole discretion, deem proper with respect to the Units; (ii) deliver the Units and transfer ownership of the Units on the Partnership's books maintained by the General Partner; (iii) endorse, on my behalf, any payments received by Madison from the Partnership that are made on or after 10/30/01 which are made payable to me, in favor of Madison or any other payee Madison otherwise designates; (iv) execute a Loss and Indemnity Agreement relating to the Units on my behalf if I fail to include my original certificate(s) (if any) representing the Units with this Agreement; (v) execute on my behalf any applications for transfer required by National Association of Securities Dealers Notice to Members 96-14 and any distribution allocation agreements required to give effect to the transactions contemplated by this Agreement; (vi) receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of the Units; and
(vii) direct the General Partner to immediately change the address of record of the registered owner of the transferred Units to that of Madison, as my attorney-in-fact. Madison shall not be required to post bond of any nature in connection with this power of attorney. I hereby direct the Partnership and General Partner to remit to Madison distributions made by the Partnership with respect to the Units on or after 10/30/01. To the extent that any distributions are made by the Partnership with respect to the Units on or after 10/30/01 and are received by me, I agree to promptly pay over such distributions to Madison. I further agree to pay any costs incurred by Madison in connection with the enforcement of any of my obligations hereunder and to indemnify and hold harmless Madison from and against all claims, damages, losses, obligations and any responsibilities arising, directly or indirectly, out of my breach of any agreements, representations and warranties made by me herein.


3.   Custodian Signature and Authorization Required
If legal title to the Units is held through an IRA or KEOGH or similar account, I understand that this agreement must be signed by the custodian of such IRA or

KEOGH account. Furthermore, I hereby authorize and direct the custodian of such an IRA or KEOGH to confirm this agreement.

4.   Representations and Warranties
I hereby represent and warrant to Madison and the Partnership that (i) I own the Units and have full power and authority to validly sell, assign, trade, convey and deliver to Madison the Units, (ii) effective at the time the Offer is accepted by Madison, Madison will acquire good marketable and unencumbered title thereto, free and clear of all options, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale and transfer thereof, and the Units will not be subject to any adverse claim and (iii) I am a "United States person" as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

I represent, warrant and confirm that in making the Offer I have not relied on any information or representation of Madison except for information regarding the price at which Madison is prepared to purchase my Units, and that Madison has not given me any investment advice nor have I compensated Madison in any manner. I understand that the price offered hereby may be more or less than the fair market price of the Units or than prices recently quoted by secondary market matching services. I further understand that Madison believes that the value of the Units will ultimately be more than the price offered hereby, but there are numerous risks and uncertainties that may cause Madison's belief to be wrong. By making the Offer, I wish to have Madison bear those risks and uncertainties. I understand that Madison reserves the right to decline my Offer and that no contract will be deemed to have arisen prior to Madison's written acceptance of my Offer.

5.   Release of General Partner
I hereby release and discharge the General Partner and its officers, shareholders, directors, employees and agents from all actions, causes of action, claims and demands I have, or may have, against the General Partner that results from the General Partner's reliance on the Offer or this Agreement of Assignment and Transfer or any of the terms and conditions contained herein. I hereby indemnify and hold harmless the Partnership from and against all claims, demands, damages, losses, obligations and responsibilities arising, directly or indirectly, out of breach of any one or more representations and warranties set forth herein.

6.   Offer Irrevocable
All authority herein conferred or agreed to be conferred shall survive my death or incapacity and all of my obligations shall be binding upon my heirs, personal representatives, successors, and assigns. My Offer is firm and irrevocable and may not be withdrawn for 90 days from the date hereof. In addition, I hereby agree not to offer to sell or accept any offer to purchase any or all of the Units to or from any third party prior to the date that is 90 days from the date hereof or at any time after Madison's acceptance of my Offer. Upon request, I will execute and deliver any additional documents deemed by Madison to be necessary or desirable to complete the assignment, transfer and purchase of the Units.

7.   Payment Procedures
I understand that if my offer is accepted by Madison, (i) payment by Madison for the Units transferred hereby will be made by check mailed to me or my Custodian, subject to the terms of this Agreement of Assignment and Transfer, once the confirmation of transfer of the Units is received by Madison from the Partnership and the effective date of such transfer has passed, and (ii) in certain cases, payment will be made by Madison promptly after the Partnership has declared the last distribution payable to me. I further understand that the effective date of transfer is established by the Partnership and may occur several weeks after the date on which Madison receives confirmation from the Partnership of the transfer of the Units to Madison. I hereby agree that Madison shall have no liability for any damages that may be incurred by me as a result of any delay in such payment caused by the Partnership's failure to either promptly effect transfers or declare the amount of distributions.

8.   Termination
I hereby understand and agree that Madison may, at its sole discretion, terminate this Agreement of Assignment and Transfer (in whole or in part) prior to making payment for the Units in the event of a change in any of the financial or procedural considerations taken into account by Madison in accepting the Offer. If Madison does terminate this Agreement of Assignment and Transfer, I understand that (i) Madison shall notify me promptly after such termination and return the Units to me or my Custodian, and (ii) Madison shall have no liability for any damages incurred by me as a result of such termination.

9.   Certifications
I hereby certify, under penalties of perjury, that (i) the number shown on this form is my correct Social Security Number or Taxpayer Identification Number and
(ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

I hereby also certify, under penalties of perjury, that I am, if an individual, not a nonresident alien for purposes of U.S. income taxation and, if not an individual, not a foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code and related Treasury Regulations promulgated thereunder). I understand that this certification may be disclosed to the IRS by Madison and that any false statements herein could be punishable by fine, imprisonment, or both.

10.  Assignment and Disclaimer
I understand and agree that Madison, may without my consent, assign all or some of its rights and delegate all or some of its duties pursuant to this Agreement of Assignment and Transfer to an affiliate. I hereby disclaim any contractual or other legal relationship with Madison Capital Management, LLC, which merely acted as a provider of general information about this offering and other offerings. I understand that the only party acquiring my units, and participating in this agreement, is Madison.

11.  Governing Law; Waiver of Trial by Jury
This Agreement of Assignment and Transfer shall be governed by and construed in accordance with the laws of the state of New York. I hereby waive any claim that any state or federal court in the state of New York is an inconvenient forum, and waive any right to trial by jury. I hereby submit to the jurisdiction of any court in the state of New York in any suit or proceeding arising out of or relating to this agreement.

As the transferor, you must complete all items in this section to the extent applicable or not already completed. I hereby make application to transfer and assign, subject to the General Partner's rights, to Madison all rights and interests, as set forth herein, in the partnership below and for Madison to succeed to such interest as a substitute limited partner, successor in interest or assignee.


FULL NAME OF PARTNERSHIP:           ML Media Partners                 Quantity     You desire to sell:  10.00


Partnership ID Information          Certificate Information
CUSIP#:  55307J 10 2                Was a certificate issued to you?        Circle One:      Yes      No
Partnership Tax ID #:  13-3224085   If yes, did you include certificate:    Circle One:      Yes      No
                                    If not included, why not?

Registration Information
Indicate exactly as shown on partnership records and include any custodial information. If a Custodial Account, address of beneficial owner should be your address.

Partnership  Interests  are  currently  registered  as  follows:                Tax Identification Information
                                                                                Complete applicable sections
C RICHARD JOHNSON TTEE                                                          Social  Security  or Tax ID#:  ###-##-####
UAD  7/31/90  BY C  RICHARD  JOHNSON                                            Custodian/Trustee Tax ID#:
10 LAKESHORE DR
BOONVILLE, IN 47601-2287


Home Phone:  (812) 897-1452       Circle One:   [U.S. Citizen]    Resident Alien  Non-Resident Alien


Certification
I hereby certify and represent possession of valid title and all requisite power to assign such interests and that assignment is in accordance with applicable laws and regulations and further certify, under penalty of law, the following:
Reason for Transfer:       Sale (for consideration)

Signature Certification/Power of Attorney
I hereby irrevocably constitute and appoint Madison as my true and lawful agent and attorney-in-fact with respect to the Units, with full power of substitution. Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Partnership records. Persons who sign as a representative or other fiduciary capacity must indicate their capacity when signing and must present satisfactory evidence of their authority to so act.



                                                 Medallion Signature Guarantee:

Your Signature        /s/ Verna Louise Johnson
               -------------------------------
Date      November 5,2001       (if applicable)
     ------------------------


                                                 Medallion Signature Guarantee:
Co-Transferor's Signature
                         ---------------------
Date      November 5,2001       (if applicable)
     ------------------------


                                                 Medallion Signature Guarantee:

Custodian's Signature
                     -------------------------
Date      November 5,2001       (if applicable)
     ------------------------

If signature is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in-fact, agent(s), officer(s) or a corporation or another acting in a fiduciary or representing capacity, please provide the following information:


Name(s):      Verna Louise Johnson    Capacity:(Full Title)Wife of Deceased
                                                           and Trustee of Trust

AGREED TO AND ACCEPTED:
Madison Liquidity Investors, LLC
6143 South Willow Drive
Greenwood Village , CO 80111
800-269-7313


By:      /s/ Michelle M. Eckert           TAX ID# 101232076
   --------------------------------
Affiliate Name
Madison Liquidity Investors  112     , LLC       Tax ID #  88-0472173
                            ---------
Unit Price:  $750.00  Trade Date:  10/30/01 Account Executive:  Darren Albertson

                                    Exhibit 2

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that this Schedule 13D with respect to the Units of Limited Partnership Interests of ML Media Partners, L.P., dated December 11, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of:  December 11, 2001

MADISON LIQUIDITY INVESTORS               ISA PARTNERSHIP LIQUIDITY
112, LLC                                  INVESTORS
By:   Madison Value Fund, LLC             By:  Madison Avenue Capital Group III,
      Its Managing Member                      LLC, Its General Partner
By:   Madison Investment Partners, LLC    By:  The Harmony Group II, LLC
      Its Managing Member                      Its Managing Member
By:   Madison Avenue Investment Partners,
      LLC, Its Managing Member
By:   The Harmony Group II, LLC           By:      /s/ Bryan E. Gordon
      Its Managing Member                   -----------------------------------
                                              Bryan E. Gordon, Managing Director

By:      /s/ Bryan E. Gordon
   ------------------------------------
     Bryan E. Gordon, Managing Director


MADISON LIQUIDITY INVESTORS               MADISON LIQUIDITY INVESTORS
104, LLC                                  110, LLC
By:   Madison/OHI Liquidity Investors,    By:  Madison/OHI Liquidity Investors,
      LLC, Its Managing Member                 LLC, Its Managing Member
By:   The Harmony Group II, LLC           By:  The Harmony Group II, LLC
      Its Managing Member                      Its Managing Member


By:      /s/ Bryan E. Gordon              By:  /s/ Bryan E. Gordon
   ------------------------------------     ------------------------------------
     Bryan E. Gordon, Managing Director     Bryan E. Gordon, Managing Director

MADISON LIQUIDITY INVESTORS               MADISON LIQUIDITY INVESTORS
103, LLC                                  111, LLC
By:   Madison/WP Value Fund IV, LLC       By:  Madison/WP Value Fund V, LLC
      Its Managing Member                      Its Managing Member
By:   Madison Avenue Investment Partners, By:  Madison Avenue Investment
      LLC, Its Managing Member                 Partners LLC, Its Managing Member
By:   The Harmony Group II, LLC           By:  The Harmony Group II, LLC
      Its Managing Member                      Its Managing Member


By:      /s/ Bryan E. Gordon              By:      /s/ Bryan E. Gordon
   ------------------------------------      -----------------------------------
     Bryan E. Gordon, Managing Director      Bryan E. Gordon, Managing Director


MADISON LIQUIDITY INVESTORS               MADISON LIQUIDITY INVESTORS
115, LLC                                  100, LLC
By:   Madison/WP Value Fund VI, LLC       By:  Madison Avenue Investment
      Its Managing Member                      Partners, LLC, Its Managing
By:   Madison Avenue Investment Partners,      Member
      LLC, Its Managing Member            By:  The Harmony Group II, LLC
By:   The Harmony Group II, LLC                Its Managing Member
      Its Managing Member


By:      /s/ Bryan E. Gordon              By:      /s/ Bryan E. Gordon
   ------------------------------------      -----------------------------------
Bryan E. Gordon, Managing Director           Bryan E. Gordon, Managing Director


                                          MADISON VALUE FUND, LLC
                                          By: Madison Investment Partners 11,
                                              LLC, Its Managing Member
MADISON AVENUE CAPITAL                    By: Madison Avenue Investment Partners
GROUP III, LLC                                LLC, Its Managing Member
By:   The Harmony Group II, LLC               By: The Harmony Group II, LLC
      Its Managing Member                     Its Managing Member



By:      /s/ Bryan E. Gordon              By:      /s/ Bryan E. Gordon
   ------------------------------------      -----------------------------------
     Bryan E. Gordon, Managing Director      Bryan E. Gordon, Managing Director


MADISON/OHI LIQUIDITY                      MADISON/WP VALUE FUND
INVESTORS, LLC                             IV, LLC
By:   The Harmony Group II, LLC            By:  Madison Avenue Investment
      Its Managing Member                       Partners, LLC, Its Managing
                                                Member
                                           By:  The Harmony Group II, LLC
                                                Its Managing Member
By:      /s/ Bryan E. Gordon
   ------------------------------------
     Bryan E. Gordon, Managing Director
                                           By:      /s/ Bryan E. Gordon
                                              ----------------------------------
                                              Bryan E. Gordon, Managing Director

MADISON/WP VALUE FUND                      MADISON/WP VALUE FUND
V, LLC                                     VI, LLC
By:   Madison Avenue Investment Partners   By:  Madison Avenue Investment
      LLC, Its Managing Member                  Partners, LLC, Its Managing
                                                Member
By:   The Harmony Group II, LLC            By:  The Harmony Group II, LLC
      Its Managing Member                       Its Managing Member


By:      /s/ Bryan E. Gordon               By:      /s/ Bryan E. Gordon
   ------------------------------------       ---------------------------------
     Bryan E. Gordon, Managing Director       Bryan E. Gordon, Managing Director


MADISON REALTY PARTNERS                    MADISON AVENUE INVESTMENT
7, LLC                                     PARTNERS, LLC
By:   Madison Avenue Investment Partners,  By:  The Harmony Group II, LLC
      LLC, Its Managing Member                  Its Managing Member
By:   The Harmony Group II, LLC
      Its Managing Member
                                           By:      /s/ Bryan E. Gordon
                                              ----------------------------------
                                              Bryan E. Gordon, Managing Director
By:      /s/ Bryan E. Gordon
   -----------------------------------------
     Bryan E. Gordon, Managing Director


MADISON INVESTMENT PARTNERS 11,
LLC
By:   Madison Avenue Investment Partners,
      LLC, Its Managing Member
By:   The Harmony Group II, LLC
      Its Managing Member


By:      /s/ Bryan E. Gordon
   -----------------------------------------
     Bryan E. Gordon, Managing Director


FIRST EQUITY REALTY, LLC                   THE HARMONY GROUP II, LLC


By:      /s/ Ronald M. Dickerman           By:      /s/ Bryan E. Gordon
   ---------------------------------          ----------------------------------
   Ronald M. Dickerman, Managing Director     Bryan E. Gordon, Managing Director


   /s/ Ronald M. Dickerman                          /s/ Bryan E. Gordon
------------------------------------       -------------------------------------
Ronald M. Dickerman                        Bryan E. Gordon